Sinopec Shanghai Petrochemical Company Limited

No. 48 Jinyi Road

Jinshan District, Shanghai, 200540

The People’s Republic of China

Via EDGAR

January 27, 2010

Ms. Jennifer Hardy

Special Counsel

Ms. Cecilia D. Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-7010, USA

Re:	Sinopec Shanghai Petrochemical Company Limited (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2008

Filed May 20, 2009

File No.1-12158

Dear Ms. Hardy and Ms. Blye,

We refer to your letter dated December 24, 2009 regarding the Company’s Form 20-F for the fiscal year ended December 31, 2008 filed with the Commission on May 20, 2009 (the “2008 20-F”). For your convenience, we have set forth each of your comments below in italics followed by the Company’s response to each comment.

1. We note a press release posted on your website discussing that technicians from Iran’s National Petrochemical Chemical Company were conducting training on your systems at one of your plants. We also note numerous news articles from 2005 to 2009 regarding “Sinopec” operations in Iran, Syria, Cuba and Sudan, including the development of oil fields in Iran, Cuba and Sudan and the payment of royalties to Iran and Sudan’s governments. Iran, Syria, Sudan and Cuba are countries that are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 20-F does not include disclosure regarding contacts with these countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, Sudan and Cuba, whether through partners, distributors, or other direct or indirect arrangements, including Sinopec Corp. and Sinopec Group. Your response should describe any products, equipment, components, technology, and services you have provided to those countries, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

We respectfully submit that the Company was not involved in any development of oil fields in Iran, Syria, Cuba, and Sudan or the payment of royalties to Iran and Sudan’s governments. China Petrochemical Corporation (“Sinopec Group”), which is a wholly state-owned corporation of the government of the People’s Republic of China and the controlling shareholder of our controlling shareholder, China Petroleum & Chemical Corp. (“Sinopec Corp.”), may have been, and may continue to be, engaged in these and other activities in these countries without any involvement of the Company. We believe that references to “Sinopec” in the above mentioned news articles from 2005 to 2009 may have been references to Sinopec Group and not the Company.

We respectfully submit that we are in the business of refining petrochemical products for the Chinese domestic market, where 99.85% of our products were sold in 2008 and do not have any direct role in procuring from other countries the raw materials such as crude oil used to produce these products. In 2009, we purchased crude oil from China International United Petroleum & Chemical Co., Ltd. (“CIUPC”), a wholly-owned subsidiary of Sinopec Corp. and one of our petroleum purchasing agents, which we understand was sourced from Iran. In 2009, the volume of such crude oil purchases was 47,800 tons (accounting for no more than 0.6% of the Company’s annual volume use for its processing operations), and other than such purchases we are not aware of any other purchases of crude oil sourced from Iran, Syria, Sudan or Cuba.

We note your reference to the press release posted on our website discussing the training of technicians from Iran’s National Petroleum Chemical Company (“Iran NPCC”). In 2004, Sinopec Technology Development Company (“Sinopec Technology”), a subsidiary of Sinopec Group, sold some catalyst it produced to Iran NPCC for use in its aromatic hydrocarbon plant, which had been built with technology provided by Krupp Uhde GmbH, a German company. The sales contract provided for staff of Iran NPCC to visit, and receive training at, a similar plant using similar technology in order to demonstrate the performance of the catalyst being supplied by Sinopec Technology in the sales contract. Because the same type of catalyst was used by SPC at the time, Sinopec Technology requested the Company to assist with providing the relevant training and hosting the visit, which lasted a little over ten days. The Company did not have any contract of its own with Iran NPCC and received no revenue or other economic benefit from the training activities.

2. Please discuss the materiality of any direct and/or indirect contacts with Iran, Syria, Sudan and Cuba described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and any subsequent period. Also, address materiality in terms of quantitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S. designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba. In this regard, we note published reports of divestment of your stock because of your direct or indirect contacts with Sudan, and articles specifically identifying Sinopec Shanghai Petrochemical Co. as a target for divestment.

We believe that our investors understand that Sinopec Group is a separate entity from the Company and that the Company has no control over the Sinopec Group and any activities it may have in Iran, Syria, Sudan or Cuba. We respectfully submit that revenue generated from the import of crude oil sourced from Iran is not material to the Company’s overall financial performance. As we do not engage in any activities of our own in Iran, Syria, Sudan or Cuba, and given the very small percentage of our crude oil imports sourced from these countries, we believe that there are no material investment risks for our security holders in this regard. We are aware that certain investors based in the U.S. may not wish to invest in foreign companies that have operations which may indirectly be associated with countries such as Iran, Syria, Sudan or Cuba. In making our determination as to material investment risks for our security holders, we have factored in the sentiment of such investors and any risk to our reputation from the limited contacts with such countries that we have described in this letter. We believe that any actual divestments of our securities for reasons related to such contacts are isolated incidents and not representative of the overall investment climate and the Company’s reputation among investors. Although we anticipate that the volume of our purchases of crude oil sourced from Iran, Sudan, Syria and Cuba will continue to be small, we will make disclosure related to such purchases, as applicable, in our upcoming 20-F for fiscal year 2009 in order to help any concerned investors make their investment decisions.

*        *        *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the staff have any question with respect to the foregoing responses, please do not hesitate to contact Zhang Jingming, Secretary to the Company’s Board of Directors at (8621) 5237-7880 or Christopher Forrester ((852) 2585-0782) and Sherry Yin ((8610) 5909-3566) of the Company’s outside legal counsel, Morrison & Foerster.

Best regards,

/S/ RONG GUANGDAO
Rong Guangdao, Chairman

cc:	Sherry Yin/Christopher Forrester — Morrison & Foerster